

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

03 JUN 12 AM 7:21

23 May 2003

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D. C., 20
U.S.A.


03022664

SUPPL

Dear Sir,

Re: GZITIC Hualing Holdings Limited – File No. 82-4195 (the "Company")

Enclosed please find the English and Chinese versions of the following document for your record:

Name of Notice Report	Circulation Date	Information provided to
Announcement	19 May 2003	Stock Exchange/shareholders
Announcement	19 May 2003	Stock Exchange/shareholders
Announcement	22 May 2003	Stock Exchange/shareholders

Thank you for your attention.

Yours faithfully,
For and on behalf of
GZITIC Hualing Holdings Limited

Wong Hon Sum
Company Secretary

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

HW/ip

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155 Fax:(852) 2598 8995
http://www.hualing.com.hk
香港灣仔港灣道 25 號海港中心 28 樓 2802-4 室
電話:(852) 2802 2155 圖文傳真:(852) 2598 8995

20/5/2003
信報

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(於香港註冊成立之有限公司)

公佈
建議更改公司名稱

國信華凌集團有限公司(「本公司」)董事會建議更改公司名稱由「GZITIC HUALING HOLDINGS LIMITED (國信華凌集團有限公司)」改為「HUALING HOLDINGS LIMITED (華凌集團有限公司)」。有關更改公司名稱之股東特別大會之通知函件將於二零零三年六月五日或之前寄予各股東。

茲提述本公司於二零零三年五月六日刊發之公佈(「該公佈」)。除非另有指明外，本公佈採用之詞語與該公佈所界定者具相同意義。

國信華凌集團有限公司董事會建議更改公司名稱由「GZITIC HUALING HOLDINGS LIMITED (國信華凌集團有限公司)」改為「HUALING HOLDINGS LIMITED (華凌集團有限公司)」，以反映控股股東進行重組後，廣州國際信托投資公司(「廣州信托」)已不再是本公司之控股股東。根據該公佈，作為廣州市政府重組之一部份，建議廣州信托轉讓其於本公司合共48.5%股權予Able Profit Investment Limited (「AP」)(「該轉讓」)。待完成該轉讓後，AP的直接股東，廣州國際集團有限公司將取代廣州信托成為本公司之最終控股股東。

本公司提呈於二零零三年六月二十七日(星期五)下午二時三十分假香港灣仔港灣道一號香港君悅酒店閣樓君悅廳IV舉行之股東特別大會通過更改公司名稱。有關更改公司名稱之股東特別大會之通知函件將於二零零三年六月五日或之前寄予各股東。

承董事會命
董事長
陳小石

香港，二零零三年五月十九日

20/5/2003
China Daily

The Stock Exchange of Hong Kong Limited ("the "Stock Exchange") takes no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
PROPOSED CHANGE OF COMPANY NAME

The Board of Directors of GZITIC Hualing Holdings Limited ("the Company") proposes the change of name of the Company from "GZITIC Hualing Holdings Limited (國信華凌集團有限公司)" to "Hualing Holdings Limited (華凌集團有限公司)". A circular in respect of an extraordinary general meeting containing a Proposal for Change of Company Name will be dispatched to shareholders on or before 5 June 2003.

Reference is made to the Company's announcement dated 6 May 2003 ("the Announcement"). Capitalised terms used in this announcement shall have the same meaning as defined in the Announcement unless otherwise stated.

The Board of Directors of GZITIC Hualing Holdings Limited proposes the change of name of the Company from "GZITIC Hualing Holdings Limited (國信華凌集團有限公司)" to "Hualing Holdings Limited (華凌集團有限公司)" in order to reflect that pursuant to the restructuring of controlling shareholder, Guangzhou International Trust and Investment Corporation ("GZITIC") will no longer be the controlling shareholder of the Company. According to the Announcement, as part of the Guangzhou Municipal Government Reorganisation, it is proposed that GZITIC will transfer its aggregate 48.5% shareholding in the Company to Able Profit Investment Limited ("AP") ("the Transfer"). Pursuant to the completion of the Transfer, Guangzhou International Group Co., Ltd., the immediate shareholder of AP, will replace GZITIC as the ultimate controlling shareholder of the Company.

The Company intends to propose the change of name at an extraordinary general meeting to be held at Salon IV, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Friday, 27 June 2003 at 2:30p.m. A circular in respect of an extraordinary general meeting containing a Proposal for Change of Company Name will be dispatched to shareholders on or before 5 June 2003.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 19 May 2003

20/5/2003 China Daily



GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(Incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Salon IV, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Wan Chai, Hong Kong on Friday, 27 June 2003 at 3:00 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and the Auditors for the year ended 31 December 2002.
2. To re-elect Directors and to fix their remuneration.
3. To re-appoint Auditors and to fix their remuneration.
4. As special business, to consider and if thought fit, pass the following resolutions as Ordinary Resolutions:

(i) "THAT :

(A) subject paragraph (B) below and pursuant to section 57B of the Companies Ordinance, the exercise by the Board of all the powers of the Company to allot, issue and deal with shares in the capital of the Company during the Relevant Period and to make or grant offers, agreements and options which would or might require the exercise of such power (whether during or after the expiry of the Relevant Period) be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the approval in paragraph (A) of this Resolution, otherwise then pursuant to a Rights Issue or the exercise of options under any option scheme or similar arrangement for the time being adopted by the Company for the grant or issue to employees of the Company and/ or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed (i) 20% of the aggregate nominal amount of the shares capital of the Company in issue at the date of passing this Resolution plus (ii) (if the Board are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution up to a maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution:—

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held;

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Board to the holders of shares of the Company on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in, any territory outside Hong Kong); and

(ii) "THAT :

(A) subject to paragraph (B) below, the exercise by the Board during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company in accordance with all applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of the shares which may be repurchased by the Company pursuant to paragraph (A) of this Resolution above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution, "Relevant Period" means the period from passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the members of the Company in general meeting."

(iii) "THAT:

The Board of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (A) of the resolution set out in 4 (i) of the notice convening this meeting in respect of the share capital of the Company referred to in sub-paragraph (ii) of paragraph (B) of such resolution."

By Order of the Board
Chairman
Chen Xiao-shi

Hong Kong, 19 May 2003

Notes:

(1) The Board wish to state that in relation to the Ordinary Resolutions set out in item 4 above, they have no immediate plans to issue any new shares of the Company or to repurchase any existing shares of the Company pursuant to the relevant mandate.

(2) Any Member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a Member.

(3) In the case of joint holders of shares in the Company, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which names stand in the Register of Members.

(4) In order to be valid, the form of proxy must be in writing under the hand of the appointer or of his attorney duly authorised in writing or, if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorised, and must be deposited at the registered office of the Company (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting, as the case may be.

(5) An explanatory statement containing information regarding the Ordinary Resolutions set out in item 4(ii) above will be sent to shareholders together with the Notice of Annual General Meeting.

20/5/2003 信報


GZITIC

GZITIC Hualing Holdings Limited
國信華淩集團有限公司

(於香港註冊成立之有限公司)

股東週年大會通告

茲通告本公司謹訂於二零零三年六月二十七日(星期五)下午三時正假座香港灣仔港灣道一號香港君悅酒店閣樓君悅廳IV舉行股東週年大會,藉以處理下列事項:

1. 省覽截至二零零二年十二月三十一日止年度之賬目及董事會報告與核數師報告。
2. 重選董事及釐定彼等之酬金。
3. 重聘核數師及釐定其酬金。
4. 作為特別事項,考慮並酌情通過下列決議為普通決議案:

(i) 「**動議**:

(A) 在下文(B)段之規限下,根據公司條例第57B條,一般性及無條件批准董事會於有關期間內行使本公司所有權力,以配發、發行及處理本公司股本中之股份,並訂立或授出須要或可能須要行使此等權力之售股建議、協議及購股權(無論該等權力之行使是於有關期間內或屆滿以後);

(B) 董事會依據本決議案(A)段之批准所配發或同意有條件或無條件配發(不論其為依據購股權所配發者與否)之股本面值總額,因供股或根據購股權計劃授出之購股權獲行使或本公司當時採納以向本公司及/或其附屬公司之僱員發行本公司之股份或授出可認購本公司股份之權利之類似安排而配發者除外,不得超過(i)本公司於本決議案獲通過之日之已發行股本面值總額的20%,加(ii)(倘若董事會獲本公司股東另外通過普通決議授權)在本決議案獲通過後被本公司購回之本公司股本之面額最多可相等於本決議案獲通過之日本公司已發行股本面值總額的10%,而上文之批准須受此數額之限制;

(C) 就本決議案而言:—

「有關期間」指由本決議案獲通過之日起至下列三者中之較早日期止之期間;

(i) 本公司下屆股東週年大會結束;

(ii) 法例規定本公司下屆股東週年大會須予召開之期限屆滿之日;

(iii) 本公司之股東於股東大會上通過普通決議撤銷或更改本決議案之授權;及

「供股」指於董事會所訂定之期間內,向於一指定記錄日期名列股東名冊之本公司股份持有人按其當時之持股比例配售新股之建議(惟董事會有權就零碎股份或因香港以外任何地區之法例或任何認可管制機構或證券交易所之規定所引致之任何限制或責任必須或權宜取消若干股東在此方面之權利或作出其他安排);及

(ii) 「**動議**:

(A) 在下文(B)段之規限下,一般性及無條件批准董事會於有關期間內,遵照所有適用之法例及不時經修訂之香港聯合交易所有限公司證券上市規則,行使本公司所有權力以購回本公司股本中之股份;

(B) 本公司依據本決議案(A)段可購回股份之面值總額不得超過於本決議案獲通過之日本公司已發行股本之面值額之10%,而上文之批准須受此數額之限制;

(C) 就本決議案而言,「有關期間」指由本決議案獲通過之日起至下列三者中之較早日期止之期間;

(i) 本公司下屆股東週年大會結束;

(ii) 法例規定本公司下屆股東週年大會須予召開之期限屆滿之日;及

(iii) 本公司之股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

(iii) 「**動議**:

授權本公司董事會就本股東週年大會通告第4(i)項決議案(B)段第(ii)項所述之本公司之股本,行使該項決議案(A)段所述之本公司之權力。」

承董事會命
董事長
陳小石

香港,二零零三年五月十九日

附註:

(1) 董事會欲就上文第四項所載之並通過決議作出聲明,彼等現時並無計劃發行本公司任何新股份或依據有關授權購回本公司任何現有股份。

(2) 凡有權出席上述會議並於會上投票之股東,均有權委任不超過兩位代表出席會議及代其投票。受委任的代表毋須為股東。

(3) 倘屬本公司股份之聯名持有人,則只有最資深之人士(不論親身或委派代表)之投票方會被接納,而其他聯名持有人之投票將屬無效。就此而言,資深程度以股東名冊上之排名序為準。

(4) 代表委任表格必須由委任人或其正式書面授權人簽署,如委任人為公司,則必須加蓋公司印鑑,或經由公司負責人或其他獲正式授權人士簽署。代表委任表格連同簽署人之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本,須於大會或續會(視情況而定)指定舉行時間四十八小時前交回本公司之註冊辦事處,方為有效。

(5) 一份載有關於上述第四(ii)項所列之普通決議之資料之說明函件將隨股東週年大會通知寄發予各股東。

23/5/2003 China Daily.


GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

TERMINATION OF DISCUSSIONS ON THE POSSIBLE SALE

> Reference is made to the announcements of the Company dated 25th October, 2002, 29th November, 2002, 23rd December, 2002, 23rd January, 2003, 24th February, 2003, 25th March, 2003 and 25th April, 2003 respectively in relation to a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser and the announcement of the Company dated 6th May, 2003 in relation to the restructuring of GZITIC and its related group companies.
>
> The Company was informed by GZITIC that the GZITIC Parties have terminated the discussions with the Purchaser in regard to the possible sale of their shareholdings in the Company to the Purchaser.

Reference is made to the announcements of the Company dated 25th October, 2002, 29th November, 2002, 23rd December, 2002, 23rd January, 2003, 24th February, 2003, 25th March, 2003 and 25th April, 2003 respectively in relation to a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser and the announcement of the Company dated 6th May, 2003 in relation to the restructuring of GZITIC and its related group companies. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as defined in the announcement dated 25th October, 2002.

Pursuant to the terms of the MOU, the GZITIC Parties and the Purchaser agreed to negotiate in good faith on the Sale Agreement as promptly as possible, preferably before 25th December, 2002. The negotiations on the terms of the Sale Agreement have been put on hold since around 10th February, 2003 and the parties have not entered into any Sale Agreement.

The Company was informed by GZITIC that the GZITIC Parties have terminated the discussions with the Purchaser in regard to the possible sale of their shareholdings in the Company to the Purchaser on 20th May, 2003. The Company was informed by GZITIC that the parties could not come to an agreement on the terms of the Sale Agreement, and that the negotiations on the Sale Agreement were terminated. Since the MOU was non-binding, no party shall have any further obligations under the MOU.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 22nd May, 2003

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

22/5/2003 信報



GZITIC Hualing Holdings Limited
國信華凌集團有限公司

（於香港註冊成立的有限公司）

公佈
有關可能買賣討論之終止

茲提述本公司於二零零二年十月二十五日、二零零二年十一月二十九日、二零零二年十二月二十三日、二零零三年一月二十三日、二零零三年二月二十四日、二零零三年三月二十五日及二零零三年四月二十五日就有關廣州信托可能出售部份本公司的控股權益予該收購者之公佈，以及於二零零三年五月六日就有關廣州信托及其關連集團公司重組之公佈。

本公司獲廣州信托通知，廣州信托已終止了與收購者就有關廣州信托可能出售部份本公司的控股權益予該收購者之討論。

茲提述本公司於二零零二年十月二十五日、二零零二年十一月二十九日、二零零二年十二月二十三日、二零零三年一月二十三日、二零零三年二月二十四日、二零零三年三月二十五日及二零零三年四月二十五日就有關廣州信托可能出售部份本公司的控股權益予該收購者之公佈，以及於二零零三年五月六日就有關廣州信托及其關連集團公司重組之公佈。除非另有指明外，本公佈採用之詞語與於二零零二年十月二十五日刊發之公佈所界定者具相同意義。

根據該備忘錄之條款，廣州信托及該收購者同意就買賣協議盡快以真誠商討，最理想可於二零零二年十二月二十五日以前達成。有關買賣協議條款之商討已約於二零零三年二月十日開始暫時停止及各方並未簽訂任何買賣協議。

本公司獲廣州信托通知，廣州信托已於二零零三年五月二十日終止了與收購者就有關廣州信托可能出售部份本公司的控股權益予該收購者之討論。本公司亦獲廣州信托通知，各方未能就買賣協議之條款達到一致的協議，因此買賣協議的商討已經終止。由於該備忘錄已無約束力，任何一方均不需根據備忘錄負上任何進一步的責任。

承董事會命
董事長
陳小石

香港，二零零三年五月二十二日

各董事就本公佈共同及個別承擔全部責任，各董事在作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達一切意見乃經審慎周詳之考慮後始行作出，本公佈並無遺漏其他事實致使本公佈所載任何內容產生誤導。

6 May 2003 China Daily

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

03 JUN 12 AM 7:



GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(incorporated in Hong Kong with limited liability)

Announcement
Restructuring of the controlling shareholder
Financial Advisor to Guangzhou International Trust and Investment Corporation and related group companies



PricewaterhouseCoopers Corporate Finance Limited

Pursuant to a debt restructuring exercise of GZITIC, it is proposed that GIG and AP will replace GZITIC and GZF as the controlling shareholders of the Company. GZITIC, GZF, GIG and AP are, and have at all material times been, wholly owned, regulated and controlled by GMG and are members of a concert group for the purposes of the Takeovers Code. It is the intention of the parties involved to complete the Transfer as soon as practicable.

Restructuring of the Controlling Shareholder

GMG is currently restructuring certain of its corporate and stated-owned enterprises, principally in connection with a debt restructuring of GZITIC. The proposed GMG Reorganisation is being undertaken with the primary purpose of netting off inter-company debts within state enterprises or companies under the control of GMG. As part of the GMG Reorganisation, it is proposed that GZITIC will transfer its aggregate 48.5% shareholding in the Company, held directly as to approximately 5.8% and indirectly as to approximately 42.7% via GZF and the Intermediate Holding Companies, to AP, a company incorporated in the British Virgin Islands which was established by GMG in connection with the abovementioned debt restructuring of GZITIC.

At present, the portion of GZITIC's 42.7% shareholding in the Company held indirectly through GZF and the Intermediate Holding Companies has been mortgaged to Yue Xiu, pursuant to three share mortgages executed by each of the three Intermediate Holding Companies, respectively, in favour of Yue Xiu as security for a loan facility granted by Yue Xiu to GZF. With the agreement of Yue Xiu, GZF shall transfer the indebtedness due to Yue Xiu to AP and GZITIC will transfer its entire direct and indirect shareholdings in the Company to AP with the principal legal effect that AP shall assume (a) the liability to pay Yue Xiu in relation to the abovementioned indebtedness; and (b) all liabilities under the abovementioned mortgages in the capacity as the mortgagor. It is the intention of the parties involved that the Transfer shall be completed as soon as practicable.

The Company announced on 16 April 2003 that its consolidated net asset value for the financial year ended 31 December 2002 was approximately HK$431 million. GZITIC's aggregate 48.5% shareholdings in the Company will be transferred to AP at a value to be determined by reference to the net asset value of the Company as at the proposed day of completion of the Transfer. GZITIC anticipates that such value will be higher than GZF's outstanding indebtedness due to Yue Xiu, which amounted to approximately HK$125 million as at 28 February 2003, and the net residual value of GZITIC's aggregate 48.5% shareholdings in the Company to be transferred to AP will be utilised to set-off against certain indebtedness due to AP from GZITIC and GZF. The shareholding structures of the Company immediately before and immediately after the GMG Reorganisation are illustrated in the corporate charts below: -

Before the GMG Reorganisation



GMG
100%
100%
AP
GZITIC
100%
GZF
100%
5.8%
the Intermediate Holding Companies
42.7%
Company

2003 respectively in relation to the progress of the discussions on the Possible Disposal. The Company further announced on 24 February 2003, 25 March 2003 and 25 April 2003 that the negotiations on the terms of the Possible Disposal had been put on hold since around 10 February 2003 and that the parties had not entered into any sale and purchase agreement. It was announced on 25 April 2003 (being the latest announcement in regards to the Possible Disposal) that: (i) whilst the parties might still have an interest to proceed with the Possible Disposal, no further negotiations had been made on the terms of the sale and purchase agreement; (ii) the negotiations might or might not resume and therefore the contemplated transaction relating to the Possible Disposal might or might not be consummated; and (iii) the GZITIC parties and the Purchaser were free to negotiate and enter into transactions similar to the Possible Disposal with other parties. **At this stage, it is not certain whether the contemplated transaction relating to the Possible Disposal may or may not be consummated and whether a general offer for the shares in the Company will or will not be made by the Purchaser, its associates and/or any parties acting in concert with it. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.**

Subject to the entering into of a binding agreement for the transfer of the indebtedness and the pledged shareholdings between (among others) AP, GZF and Yue Xiu, it is the current intention of GZITIC and GZF that the Transfer will be completed as soon as practicable. In case the Transfer is completed and that AP has replaced GZITIC as the 48.5% shareholder of the Company before the resumption of any negotiation in respect of the Possible Disposal, such negotiation on the Possible Disposal subsequent to the completion of the Transfer will be made between AP and the Purchaser.

Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"AP"	Able Profit Investment Limited, a company incorporated in the British Virgin Islands;
"Company"	GZITIC Hualing Holdings Limited, a company incorporated in Hong Kong, whose shares are listed on The Stock Exchange of Hong Kong Limited;
"Directors"	The directors of the Company;
"Executive"	The Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director;
"GIG"	Guangzhou International Group Co. Ltd, a state-owned enterprise organised under the laws of the PRC;
"GMG"	The Guangzhou Municipal Government;
"GMG Reorganisation"	The reorganisation of certain corporate interests held by GMG principally in connection with a debt restructuring of GZITIC;
"GZF"	Guangzhou Finance Co. Ltd, a company incorporated in Hong Kong which is beneficially wholly owned and controlled by GZITIC and ultimately by GMG;
"GZITIC"	Guangzhou International Trust and Investment Corporation, a state-owned enterprise organised under the laws of the PRC;
"GZITIC parties"	GZITIC and certain of its related parties of which GZITIC is acting on behalf in connection with the discussions of the Possible Disposal;

Before the GMG Reorganisation


GMG
100%
100%
AP
GZITIC
100%
GZF
100%
5.8%
the Intermediate Holding Companies
42.7%
Company

After the GMG Reorganisation


GMG
100%
100%
GIG
GZITIC
100%
100%
AP
GZF
100%
the Intermediate Holding Companies
5.8%
42.7%
Company

As shown in the charts above, immediately following the GMG Reorganisation, the Company's single largest shareholder will become AP (through the Intermediate Holding Companies) rather than GZF, and AP's immediate holding company will be GIG, which in turn is wholly owned by GMG. Each of GIG, AP, GZF, GZITIC and the Intermediate Holding Companies is, and has at all material times been, wholly owned, regulated and controlled by GMG in the sense that each of them is under the overall control and supervision of GMG and is accustomed to act in accordance with the instructions, directions and policies of GMG, which ultimately directs their management and policies. Accordingly, in respect of the Company, GIG, AP, GZF, GZITIC and the Intermediate Holding Companies, together with GMG, are regarded as parties acting in concert with each other for the purposes of the Takeovers Code.

The replacement of GZF by AP as the immediate sole shareholder of the Intermediate Holding Companies may lead to an obligation under Rule 26.1 of the Takeovers Code for AP and its concert parties to make a general offer to the holders of the shares in the capital of the Company. On 7 November 2002, the Executive granted a waiver of the obligation on the part of AP and/or its concert parties to make a general offer under Rule 26.1 of the Takeovers Code as a result of the GMG Reorganisation on the grounds that GIG, AP, GZF and GZITIC are analogous to members of a group of companies for the purposes of Note 6(a) to Rule 26.1 of the Takeovers Code.

Discussions between the GZITIC parties and a third party on the Possible Disposal of their shareholdings in the Company

The Company announced on 25 October 2002 that the GZITIC parties entered into a MOU with the Purchaser for the Possible Disposal of all or part of their controlling interests in the Company. Reference is made to the announcements of the Company dated 29 November 2002, 23 December 2002 and 23 January

	incorporated in Hong Kong, whose shares are listed on The Stock Exchange of Hong Kong Limited;
"Directors"	The directors of the Company;
"Executive"	The Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director;
"GIG"	Guangzhou International Group Co. Ltd, a state-owned enterprise organised under the laws of the PRC;
"GMG"	The Guangzhou Municipal Government;
"GMG Reorganisation"	The reorganisation of certain corporate interests held by GMG principally in connection with a debt restructuring of GZITIC;
"GZF"	Guangzhou Finance Co. Ltd, a company incorporated in Hong Kong which is beneficially wholly owned and controlled by GZITIC and ultimately by GMG;
"GZITIC"	Guangzhou International Trust and Investment Corporation, a state-owned enterprise organised under the laws of the PRC;
"GZITIC parties"	GZITIC and certain of its related parties of which GZITIC is acting on behalf in connection with the discussions of the Possible Disposal;
"Intermediate Holding Companies"	YSL, WHL and PUL, which among them are beneficially interested in approximately 42.7% of the issued share capital of the Company;
"MOU"	A non-binding memorandum of understanding entered into between the GZITIC parties and the Purchaser on 18 October 2002 in connection with the Possible Disposal;
"Possible Disposal"	The possible disposal of all or part of the GZITIC parties' controlling interest in the Company to the Purchaser;
"PRC"	The People's Republic of China;
"PUL"	Profit Upsurge Limited, an investment holding company incorporated in the British Virgin Islands which was, immediately before the GMG Reorganisation, beneficially wholly owned by GZF;
"Purchaser"	An independent third party which is not a connected person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) to the Company and which the GZITIC parties have had discussions with in relation to the Possible Disposal;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers;
"Transfer"	The proposed transfer of GZITIC's aggregate direct and indirect 48.5% shareholding in the Company to AP as part of the GMG Reorganisation;
"WHL"	Whiteside Holdings Limited, an investment holding company incorporated in the British Virgin Islands which was, immediately before the GMG Reorganisation, beneficially wholly owned by GZF;
"YSL"	Yuet Son Lung International Investment Ltd, an investment holding company incorporated in the British Virgin Islands which was, immediately before the GMG Reorganisation, beneficially wholly owned by GZF; and
"Yue Xiu"	Yue Xiu Finance Company Limited, a company ultimately held and controlled by GMG.

Made by the order of the board of directors of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the board of Directors
Chen Xiao Shi

Hong Kong, 6 May, 2003

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

6 May 2003 信報


GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(於香港註冊成立的有限公司)

公佈
控股股東進行重組

廣州國際信托投資公司及有關連集團公司之財務顧問


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Corporate Finance Limited

根據廣州信托之債務重整，建議GIG及AP將取替廣州信托及越信隆為本公司之控股股東。廣州信托、越信隆、GIG及AP現時及在所有重要時間一直由廣州市政府全資擁有、監管及控制，及根據收購守則，為一致行動人士。參與此事之各方有意盡快完成轉讓。

控股股東進行重組

廣州市政府現時正重組其若干公司及國有企業，當中主要涉及廣州信托之債務重整。建議進行廣州市政府重組之主要目的為減少廣州市政府控制之國有企業或公司內之公司間債項。作為廣州市政府重組之一部分，建議廣州信托將轉讓其於本公司合共48.5%股權予AP。該48.5%股權其中約5.8%及約42.7%分別直接及間接透過越信隆及居間控股公司持有。AP為廣州市政府就上述廣州信托之債務重組而於英屬處女群島註冊成立之公司。

現時，廣州信托於本公司之42.7%股權部分乃透過越信隆及居間控股公司間接持有，並已根據由三家居間控股公司為越秀簽訂之三份股份按揭，按予越秀，作為越秀授予越信隆之貸款融資之抵押。經越秀同意後，越信隆將轉讓應付予越秀之債務予AP，而廣州信托將轉讓其於本公司之直接及間接股權予AP，主要之法律影響為AP須(a)承擔就上述債務支付予越秀之負債；及(b)以按揭人身分，承擔上述按揭之一切負債。參與此事之各方有意盡快完成轉讓。

本公司於二零零三年四月十六日宣佈，截至二零零二年十二月三十一日止財政年度之綜合資產淨值約為431,000,000港元。廣州信托於本公司合共48.5%股權將按經參考本公司於轉讓建議完成日之資產淨值後釐定之價值，轉讓予AP。廣州信托預計該價值將高於越信隆應付予越秀之未償還債務，於二零零三年二月二十八日約為125,000,000港元，及廣州信托將轉讓予AP其於本公司合共48.5%股權之剩餘淨值，將用作抵銷廣州信托及越信隆應付予AP之若干債務。緊接廣州市政府重組前及後，本公司之股權架構如下文公司架構圖所示：

廣州市政府重組前


廣州市政府
100%
100%
AP
廣州信托
100%
越信隆
100%
5.8%
居間控股公司
42.7%
本公司

於二零零二年十一月二十九日、二零零二年十二月二十三日及二零零三年一月二十三日就可能出售之討論進展刊發之公佈。本公司進一步於二零零三年二月二十四日、二零零三年三月二十五日及二零零三年四月二十五日發表公佈，宣佈由於約在二零零三年二月十日，各方並無訂立任何買賣協議，故有關可能出售之條款之商談已擱置。於二零零三年四月二十五日(即有關可能出售之最後公佈)的公佈內指出，(i)當有關各方仍有興趣進行可能出售時，並無就買賣協議之條款進一步磋商；(ii)商談不一定會恢復及因此有關可能出售預計進行之交易不一定會完成；及(iii)廣州信托各方及收購者可與其他人士自由磋商及訂立與可能出售相類似之交易。**現階段，不能確定有關可能出售預計進行之交易會否完成，及收購者、其聯繫人及／或與其一致行動人士將會否提出全面收購本公司股份之建議。因此，投資者於買賣本公司股份時，務須審慎。**

待由(其中包括)AP、越信隆及越秀就轉讓債務及已質押股權訂立具約束力協議後，廣州信托及越信隆現時計劃盡快完成轉讓。倘於恢復有關可能出售之商談前，轉讓完成及AP已取代廣州信托為作為本公司48.5%股東，AP與收購者將商討有關完成轉讓後之可能出售。

釋義

於本公佈內，除文義另有所指外，下列詞語具有以下涵義：

「AP」	指	Able Profit Investment Limited，於英屬處女群島註冊成立之公司；
「本公司」	指	國信華凌集團有限公司，於香港註冊成立之公司，其股份在香港聯合交易所有限公司上市；
「董事」	指	本公司董事；
「執行理事」	指	證券及期貨事務監察委員會企業融資部執行理事或其代表
「GIG」	指	廣州國際集團有限公司，根據中國法律組成之國有企業；
「廣州市政府」	指	廣州市政府(「GMG」為其英文簡稱)；
「廣州市政府重組」	指	重組廣州市政府主要就廣州信托債務重整而持有之若干公司權益；
「越信隆」	指	越信隆財務有限公司，於香港註冊成立之公司，其由廣州信托及最終由廣州市政府實益全資擁有及控制；
「廣州信托」	指	廣州國際信托投資公司，根據中國法律組成之國有企業；
「廣州信托各方」	指	廣州信托及其若干關連人士，而廣州信托代表若干關連人士就可能出售進行商討；
「居間控股公司」	指	YSL、WHL及PUL，而彼等實益擁有本公司已發行股本約42.7%；

廣州市政府重組前



廣州市政府
100%
100%
AP
廣州信托
100%
越信隆
100%
5.8%
居間控股公司
42.7%
本公司

廣州市政府重組後



廣州市政府
100%
100%
GIG
廣州信托
100%
100%
AP
越信隆
100%
居間控股公司
5.8%
42.7%
本公司

誠如上圖所示，緊隨廣州市政府重組後，本公司之單一最大股東將為AP(透過居間控股公司)，而非越信隆，及AP之直接控股公司將為GIG，而後者由廣州市政府全資擁有。GIG、AP、越信隆、廣州信托及居間控股公司各自現時及在所有重要時間一直由廣州市政府全資擁有、監管及控制，換言之上述各公司乃受廣州市政府整體控制及監察，及通常按廣州市政府之指示、方針及政策行事，而廣州市政府最終會指導各公司之管理及政策。因此，就本公司而言，根據收購守則，GIG、AP、越信隆、廣州信托及居間控股公司，連同廣州市政府被視為彼等之間為一致行動人士。

AP取替越信隆為居間控股公司之直接唯一股東，可能導致根據收購守則第26.1條，須為AP及其一致行動人士向本公司股本中之股份持有人提出全面收購建議之責任。於二零零二年十一月七日，執行理事授予AP及／或其一致行動人士豁免因廣州市政府重組而須根據收購守則第26.1條提出全面收購建議，原因為就收購守則第26.1條附註6(a)而言，GIG、AP、越信隆及廣州信托為類似一集團公司之成員公司。

廣州信托各方與一名第三者就可能出售其於本公司之股權進行討論

本公司於二零零二年十月二十五日宣佈，廣州信托各方與收購者訂立備忘錄，可能出售其於本公司之全部或部分控股權益。茲參考本公司分別

「董事」	指	本公司董事；
「執行理事」	指	證券及期貨事務監察委員會企業融資部執行理事或其代表
「GIG」	指	廣州國際集團有限公司，根據中國法律組成之國有企業；
「廣州市政府」	指	廣州市政府(「GMG」為其英文簡稱)；
「廣州市政府重組」	指	重組廣州市政府主要就廣州信托債務重整而持有之若干公司權益；
「越信隆」	指	越信隆財務有限公司，於香港註冊成立之公司，其由廣州信托及最終由廣州市政府實益全資擁有及控制；
「廣州信托」	指	廣州國際信托投資公司，根據中國法律組成之國有企業；
「廣州信托各方」	指	廣州信托及其若干關連人士，而廣州信托代表若干關連人士就可能出售進行商討；
「居間控股公司」	指	YSL、WHL及PUL，而彼等實益擁有本公司已發行股本約42.7%；
「備忘錄」	指	廣州信托各方與收購者於二零零二年十月十八日就可能出售訂立之不具約束力之諒解備忘錄；
「可能出售」	指	可能出售廣州信托各方於本公司之全部或部分控股權益予收購者；
「中國」	指	中華人民共和國；
「PUL」	指	Profit Upsurge Limited，於英屬處女群島註冊成立之投資控股公司，於緊接廣州市政府重組前，由越信隆實益全資擁有；
「收購者」	指	並非本公司關連人士(定義見香港聯合交易所有限公司證券上市規則)之獨立第三者，而廣州信托各方曾與彼等就可能出售進行商討；
「收購守則」	指	香港公司收購及合併守則；
「轉讓」	指	建議轉讓廣州信托於本公司直接及間接持有合共48.5%股權予AP，作為廣州市政府重組之一部分；
「WHL」	指	Whiteside Holdings Limited，於英屬處女群島註冊成立之投資控股公司，於緊接廣州市政府重組前，由越信隆實益全資擁有；
「YSL」	指	Yuet Son Lung International Limited，於英屬處女群島註冊成立之投資控股公司，於緊接廣州市政府重組前，由越信隆實益全資擁有；及
「越秀」	指	越秀財務有限公司，由廣州市政府最終持有及控制之公司。

承本公司董事會命，本公司各董事願個別及共同對本公佈之準確性承擔責任。

承董事會命
陳小石

香港，二零零三年五月六日

各董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，本公佈所表達之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實，以致本公佈之內容有所誤導。